UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                        SCHEDULE 13D (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                            (Amendment No. 3)*

                              CELERITEK, INC.
                              ---------------
                             (Name of Issuer)

                               Common Stock
                               ------------
                      (Title of Class of Securities)

                                 150926103
                                 ---------
                              (CUSIP Number)

                              Mark D. Whatley
              Howard, Rice, Nemerovski, Canady, Falk & Rabkin
                        A Professional Corporation
                    Three Embarcadero Center, Suite 700
                         San Francisco, CA  94111
                              (415) 434-1600
                              --------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               May 28, 2003
                               ------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Exhibit Index on Page 5
                               Total Pages 5

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CUSIP No. 150926103            SCHEDULE 13D                   Page 2 of 5


 1    Name of Reporting Person           BRICOLEUR CAPITAL MANAGEMENT LLC

      IRS Identification No. of Above Person                     13-40036

 2    Check the Appropriate Box if a member of a Group            (a) [ ]
                                                                  (b) [x]
 3    SEC USE ONLY

 4    Source of Funds                                                  OO

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                         [ ]

 6    Citizenship or Place of Organization        Delaware, United States

                    7    Sole Voting Power                            -0-
   NUMBER OF
     SHARES         8    Shared Voting Power                      537,083
  BENEFICIALLY
 OWNED BY EACH      9    Sole Dispositive Power                       -0-
   REPORTING
  PERSON WITH       10    Shared Dispositive Power                537,083

 11    Aggregate Amount Beneficially Owned by Each
       Reporting Person                                           537,083

 12    Check Box if the Aggregate Amount in Row 11 Excludes
       Certain Shares                                                 [x]

 13    Percent of Class Represented by Amount in Row 11              4.4%

 14    Type of Reporting Person                                        IA


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CUSIP No. 150926103            SCHEDULE 13D                   Page 3 of 5


Item 4.  Purpose of Transaction.

This item as previously filed is amended to include the following additional information:

On May 28, 2003, the Celeritek Shareholder Protective Committee (the "Committee") entered into a definitive Settlement Agreement with Celeritek, Inc. ("Celeritek") resolving the disputes between the Committee and Celeritek.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This item as previously filed is amended to include the following additional information:

On May 28, 2003, Celeritek, the Committee and the members and certain affiliates of the Committee entered into a settlement agreement dated May 28, 2003 (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the special meeting of shareholders called by the Committee was cancelled and Bricoleur and Lloyd Miller agreed to withdraw their respective proposals that had been submitted for consideration at Celeritek's 2003 Annual Meeting. The Settlement Agreement also contains, among other things, provisions requiring each of the Committee members to vote their Celeritek stock in favor of the election of certain individuals to the Board and to refrain from taking certain actions until after Celeritek's 2004 annual meeting. Each of the Committee members also agreed to certain restrictions on the acquisition or transfer of Celeritek stock until after Celeritek's 2004 annual meeting. The full text of the Settlement Agreement may be found at Exhibit 99.1 to Celeritek's Form 8-K filed with the SEC on May 28, 2003.

Item 7.  Material to Be Filed as Exhibits.

This item as previously filed is amended to include the following additional exhibits:

Exhibit G.  Settlement Agreement, dated May 28, 2003, between Celeritek, the Committee and the members and certain affiliates of the Committee (incorporated herein by reference to Exhibit 99.1 to Celeritek's Form 8-K filed with the SEC on May 28, 2003)


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CUSIP No. 150926103            SCHEDULE 13D                   Page 4 of 5


                                Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           BRICOLEUR CAPITAL MANAGEMENT LLC



                           By _____________/s/________________
                              Chris Nero, Management Committee Member



DATED:  June 12, 2003


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CUSIP No. 150926103            SCHEDULE 13D                   Page 5 of 5



                               EXHIBIT INDEX

Exhibit G.   Settlement Agreement, dated May 28, 2003, between Celeritek, the Committee and the members and certain affiliates of the Committee (incorporated herein by reference to Exhibit 99.1 to Celeritek's Form 8-K filed with the SEC on May 28, 2003)